Exhibit 99.1

VBL Therapeutics Announces Completion of Enrollment in OVAL Phase 3 Registration-Enabling Trial of Ofra-Vec in Ovarian Cancer and Unanimous Recommendation by Independent Data Safety Monitoring Committee to Continue Study as Planned

●	Phase 3 OVAL trial enrolled 409 patients globally at centers in the United States, Europe, Israel, and Japan

●	Top-line data from progression free survival (PFS) primary endpoint expected in 2H 2022 expected to have the potential to support a Biologics License Application (BLA) submission

●	Unanimous recommendation by independent Data Safety Monitoring Committee (DSMC) to proceed following review of unblinded data from 370 patients randomized by year-end 2021

TEL AVIV, Israel and NEW YORK, NY, March 8, 2022 — VBL Therapeutics (Nasdaq: VBLT), a late-clinical stage biotechnology company focused on developing first-in-class therapeutics for difficult-to-treat malignant solid tumors and immune or inflammatory indications, today announced that enrollment in the Phase 3 OVAL trial in recurrent platinum-resistant ovarian cancer has been completed, with a total of 409 patients enrolled globally. The company also announced that following a pre-planned safety review of the 370 patients randomized in the OVAL trial by December 31, 2021, the independent DSMC has unanimously recommended that the trial continue as planned.

“We would like to take this opportunity to thank the participating physicians and patients in the Phase 3 OVAL trial,” said Prof. Dror Harats, M.D., chief executive officer of VBL Therapeutics. “We are very pleased to have completed enrollment in OVAL and see this as a significant milestone in the ofra-vec clinical program. I would also like to thank the DSMC members for their work and guidance. Their analysis was particularly important, as the committee provided its recommendation following the review of unblinded data from patients representing over 90% of the targeted enrollment. We look forward to the readout of the PFS primary endpoint in the second half of this year. With positive results, we intend to submit a BLA to the FDA.”

Professor Bradley Monk, in the Division of Gynecologic Oncology at University of Arizona College of Medicine - Phoenix, AZ and Creighton University School of Medicine - Phoenix, AZ commented: “Ovarian cancer is the second most common gynecological cancer, and causes more deaths than any other gynecological malignancy. Platinum-resistant recurrent disease is particularly problematic, with low response rates and limited duration of response to standard chemotherapy. Ofra-vec has a compelling dual mechanism of action that, if successful, will establish a new standard of care in ovarian cancer. I am pleased to be the clinical trial Steering Committee Chair for this important study and to have the opportunity to help improve treatment outcomes for patients.”

About the OVAL Trial

OVAL (VB-111-701/GOG-3018) is an international Phase 3 randomized, pivotal registration-enabling clinical trial comparing a combination of ofra-vec (ofranergene obadevovec or VB-111) and paclitaxel to placebo plus paclitaxel, in adult patients with recurrent platinum-resistant ovarian cancer. The OVAL trial has two primary endpoints: progression free survival (PFS) and overall survival (OS). Successfully meeting either primary endpoint has the potential to support a Biologics License Application (BLA). Meeting the PFS endpoint, with a top-line readout anticipated in the second half of 2022, could accelerate BLA submission by approximately one year, subject to discussions with the U.S. Food and Drug Administration. A top-line readout of the OS primary endpoint is anticipated in 2023. OVAL is being conducted in collaboration with the GOG Foundation, Inc., an independent international non-profit organization with the purpose of promoting excellence in the field of gynecologic malignancies. For more information, refer to Clinicaltrials.gov NCT03398655.

About Ofra-Vec (ofranergene obadenovec; `VB-111`)

Ofra-vec is an investigational anti-cancer, gene-therapy agent in development to treat a wide range of solid tumors. Ofra-vec is a unique biologic agent designed to use a dual mechanism to target solid tumors. Its mechanism combines the blockade of tumor vasculature with an anti-tumor immune response. Ofra-vec is administered as an IV infusion once every 6-8 weeks. It has been observed in past clinical research to be generally well-tolerated in >300 cancer patients and demonstrated activity signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 trials. Ofra-vec has received orphan designations for the treatment of ovarian cancer and for the treatment of glioma by the European Commission. The FDA granted ofra-vecorphan designation for the treatment of malignant glioma and fast track designation for the treatment of rGBM. Ofra-vec demonstrated proof-of-concept and survival benefit in Phase 2 clinical trials in radioiodine-refractory thyroid cancer (NCT01229865) and platinum-resistant ovarian cancer (NCT01711970).

About VBL Therapeutics

Vascular Biogenics Ltd., operating as VBL Therapeutics (VBL), is a late-clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for difficult-to-treat malignant solid tumors and immune or inflammatory indications. VBL’s novel VTS™ gene-based platform and antibody-based monocyte targeting technology enable the creation of a pipeline of programs that are designed to harness the body’s innate biological processes to provide unique solutions for significant unmet medical needs. VBL’s lead oncology product candidate, ofranergene obadenovec (`ofra-vec`, or VB-111), is an investigational targeted anti-cancer gene-based agent in development to treat a wide range of solid tumors. Ofra-vec is currently being studied in a Phase 3 registration-enabling clinical trial (NCT03398655) for platinum-resistant ovarian cancer. To learn more about VBL, please visit vblrx.com or follow VBL on LinkedIn, Twitter, YouTube or Facebook.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding timing of topline data from the OVAL trial and its potential to support BLA submission, the therapeutic benefit of ofra-vec (VB-111) and its ability to obtain regulatory approval, among others. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with the development of pharmaceutical product candidates, including risks associated with conducting research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, and other risks, which risks may be compounded by the ongoing COVID-19 pandemic. A further list and description of these risks, uncertainties and other risks can be found in VBL’s regulatory filings with the U.S. Securities and Exchange Commission, including in its annual report on Form 20-F for the year ended December 31, 2020, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:

Daniel Ferry

LifeSci Advisors

+1 (617) 430-7576

daniel@lifesciadvisors.com